Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2021

November 24, 2021

Hamilton, Bermuda, November 24, 2021 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), the world's largest listed owner of Capesize vessels, today announced its results for the quarter ended September 30, 2021.

Highlights

◾	Net income of $195.3 million and earnings per share of $0.97 for the third quarter of 2021 compared with net income of $104.5 million and earnings per share of $0.52 for the second quarter of 2021.
◾	Adjusted EBITDA[1] of $229.7 million for the third quarter of 2021, compared with $130.5 million for the second quarter of 2021.
◾
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $38,142 per day and $24,733 per day, respectively, in the third quarter of 2021. Reported TCE rate for the whole fleet of $32,262 per day.

◾	Entered into agreements to construct seven latest generation ECO-type Kamsarmax vessels.
◾	Sold two older Panamax vessels at attractive prices, as part of the fleet renewal strategy.
◾	Completed refinancing of $413.6 million facility provided by Sterna Finance, and secured $435 million of long-term financing.
◾	Estimated TCE rates inclusive of charter coverage and calculated on a load-to-discharge basis, are:
◾
approximately $41,900 per day contracted for 83% of the available days for Capesize vessels  and $27,300 per day contracted for 87% of the available days for Panamax vessels for the fourth quarter of 2021; and

◾
approximately $33,200 per day contracted for 30% of the available days for Capesize vessels and $24,150 per day contracted for 36% of the available days for Panamax vessels for the first quarter of 2022.

◾	Announced a cash dividend of $0.85 per share in respect of the third quarter of 2021.

Ulrik Andersen, Chief Executive Officer, commented:
"Golden Ocean has maintained significant exposure to the strong freight rate environment throughout the year, resulting in significant cash flow generation. In keeping with the Company's long-standing policy, I am pleased that we are in the position to return value to our shareholders through dividend payments, which have amounted to $321 million thus far in 2021, including the Q3 distribution. We have already contracted more than 30% of our open days for Q1 2022, mitigating risk and ensuring cash generation into next year. The combination of expected global demand growth, modest fleet growth and inefficiencies we believe will persist in the coming years creates a powerful dynamic for Golden Ocean. Based on our long-term market outlook and the successful execution of our fleet growth and renewal program, which has positioned the Company as the industry leader in the large size dry bulk segments, we expect to continue to deliver strong operating performance to the benefit of all stakeholders."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 92 vessels, with an aggregate capacity of approximately 13.3 million dwt. The Company's fleet consists of:

a.	81 vessels owned by the Company (48 Capesize, 31 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Two 104,550 dwt ice-class vessels chartered in;
d.	One Ultramax vessel chartered in.

In September and October of 2021, the Company entered into agreements to construct a total of seven Kamsarmax vessels. The vessels are expected to be delivered by the first quarter of 2024.

In October 2021, the Company announced the sale of two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for an aggregate sale price of $37.2 million. The Company recorded a gain from sale of $4.9 million related to Golden Opportunity in the third quarter of 2021 and will record a $5.0 million gain from sale in the fourth quarter of 2021 related to Golden Endurer. Both vessels were delivered to their new owners in November 2021, upon which final payments were received and an aggregate of $14.3 million in debt was repaid.

The Company's estimated TCE rates for the fourth quarter of 2021 are $41,900 per day for 83% of available days for Capesize vessels and $27,300 per day for 87% of available days for Panamax vessels. These estimates are forward-looking statements and are based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the fourth quarter of 2021. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has continued to secure charter coverage following the improvement in charter rates. For the first quarter of 2022, the Company has secured 30% of total days at an average rate of $33,200 per day for Capesize vessels and 36% of total days for Panamax vessels at an average rate of $24,150 per day.

Corporate Development
In August 2021, the Company signed a $175.0 million credit facility financing six Newcastlemax vessels, financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The new facility has a five-year tenor and 19-year age adjusted repayment profile and carries an interest rate of LIBOR plus a margin of 190 basis points. The facility includes a $50 million revolving credit tranche. The facility was closed in August 2021, upon which $170.0 million was used to repay the Sterna Facility.

In August 2021, the Company signed a sale-and-leaseback agreement for an amount of $260.0 million, refinancing the remaining 12 vessels financed by the Sterna Facility. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and includes purchase options throughout the term, with a purchase obligation at maturity. The facility was closed in September 2021, thereby fully refinancing the outstanding balance of the Sterna Facility.

The Company announces today a cash dividend for the third quarter of 2021 of $0.85 per share. The record date for the dividend will be December 9, 2021. The ex-dividend date is expected to be December 8, 2021 and the dividend is payable on or about December 16, 2021.

Third Quarter 2021 Results

Third quarter 2021 income statements

The Company reported net income of $195.3 million and earnings per share of $0.97 for the third quarter of 2021, compared with net income of $104.5 million and earnings per share of $0.52 for the second quarter of 2021.

Adjusted EBITDA was $229.7 million for the third quarter of 2021, an increase of $99.2 million from $130.5 million for the second quarter of 2021.

Operating revenues were $387.6 million in the third quarter of 2021, an increase of $111.9 million from $275.7 million in the second quarter of 2021. Operating revenues were positively impacted by the full quarter's revenue for 18 vessels delivered during the second quarter of 2021. Further, one vessel was in drydock during the third quarter of 2021 compared to three vessels in drydock during the second quarter of 2021 reducing total off-hire days to 85 from 150 off-hire days in the second quarter of 2021. Voyage expenses increased by $18.8 million to $81.7 million from the second quarter of 2021 as a result of increased bunker consumption and commissions primarily relating to the fleet expansion during the second quarter.

Other operating income under the Company's revenue-sharing agreements was $0.8 million in the third quarter of 2021, a decrease of $2.1 million from $2.9 million in the second quarter of 2021. The decrease was due to a reduction in the number of vessels in Capesize Chartering Ltd ("CCL") pool during the period as a result of the termination of the CCL pool agreement.

The Company achieved an average TCE rate for the fleet of $32,262 per day in the third quarter of 2021 compared with $24,920 per day in the second quarter of 2021.

Gain from sale of $4.9 million was recorded in the third quarter of 2021 for Golden Opportunity. No vessels were sold in the second quarter of 2021.

Ship operating expenses amounted to $52.4 million in the third quarter of 2021 compared with $50.3 million in the second quarter of 2021. In the third quarter of 2021, ship operating expenses included $46.0 million in running and other sundry expenses (compared to $41.0 million of running expenses in the second quarter of 2021), $0.6 million in drydocking expenses ($4.0 million in the second quarter of 2021), $5.8 million in estimated ship operating expenses on time charter-in contracts ($5.3 million in the second quarter of 2021). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The quarterly increase in running expenses in the third quarter of 2021 was primarily due to fleet expansion during the second quarter of 2021. In addition, COVID 19 continues to impact the operating efficiency of the fleet affecting crew changes costs.

Charter hire expenses were $31.2 million in the third quarter of 2021 compared with $33.2 million in the second quarter of 2021. The decrease in charter hire expenses was mainly the result of the delivery of 18 vessels from Hemen affiliates that were chartered in during previous quarters.

Administrative expenses were $4.6 million in the third quarter of 2021, unchanged from the second quarter of 2021. Depreciation was $33.3 million in the third quarter of 2021, an increase of $3.1 million compared to $30.2 million in the second quarter of 2021, reflecting deliveries of 18 ships during the second quarter.

Net interest expense was $10.8 million in the third quarter of 2021, compared with $9.6 million in the second quarter of 2021. The increase was primarily driven by higher debt balances in the period due to drawdowns under the Sterna Facility in the second quarter of 2021.

In the third quarter of 2021, the Company recorded a $5.6 million net gain on derivatives. This mainly related to a $5.0 million gain on forward freight derivatives and a $0.6 million gain on the Company's USD interest rate swaps.

The Company recorded a gain from associated companies of $11.1 million in the third quarter of 2021, mainly related to a gain of $11.3 million from its investments in SwissMarine Pte. Ltd. ("SwissMarine"). In the third quarter of 2021, the Company recorded an unrealized mark to market loss of $0.4 million on shares in Eneti Inc. (NYSE:NETI).

Third quarter 2021 cash flow statements and Balance Sheet as of September 30, 2021

As of September 30, 2021, the Company had cash and cash equivalents of $262.5 million, including restricted cash balances of $20.1 million. This represented an increase of $87.6 million compared with the quarter ended June 30, 2021. Cash provided by operating activities amounted to $200.5 million, which included a negative working capital change of $8.6 million.

Total net cash provided by investing activities was $0.1 million and was primarily related to $0.9 million partial proceeds received from sale of SeaTeam Management Pte Ltd completed in 2020. This was offset by $0.8 million payments for the installation of ballast water treatment systems.

Net cash used in financing activities was $113.0 million in the third quarter of 2021. This included the full draw down on the new $175.0 million credit facility and $260.0 million in lease financing offset by dividend payments $100.2 million, $413.6 million repayment of the Sterna Facility, scheduled debt repayment of $21.3 million and repayment of finance leases of $8.5 million.

As of September 30, 2021, the book value of long-term debt was $1,352.3 million, including the current portion of long-term debt of $107.5 million. In addition, the Company had $50.0 million in undrawn available capacity under its revolving credit facilies.

The Dry Bulk Market

The dry bulk market in the third quarter of 2021 was characterized by a combination of fundamentally higher demand and supply-side inefficiencies that pushed freight rates to decade-high levels. Vessel waiting times in port, which have been elevated throughout the pandemic, reached record levels in the third quarter of 2021, reducing effective fleet capacity. Extended time in port has been caused by numerous factors, including quarantine policies, crewing challenges and constraints of both port and land-based infrastructure.

In the third quarter of 2021, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 98.0%, an increase from 95.0% in the prior quarter and the highest level in more than a decade, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,224 mt in the third quarter of 2021, representing a 2.3% increase from 1,197 mt in the second quarter of 2021 and a 3.8% increase from 1,180 mt in the third quarter of 2020 when the recovery in global trade was beginning to gain momentum.

The dry bulk market recovery has continued to expand globally, offsetting the impact of mid-year policy changes to China's steel industry and more recent curbs to steel production and heavy industry activity, as energy and commodity prices remain elevated. The curbs on Chinese steel production have impacted iron ore imports, which increased slightly compared to the prior quarter but declined by 12.2% compared to the third quarter of 2020. Although export volumes from Brazil to China decreased by 7.3% in the third quarter of 2021 compared to the third quarter of 2020, they still increased by 33.4% compared to the second quarter of 2021. Brazilian iron ore represented 22.1% of total Chinese iron ore imports compared to 20.9% in the third quarter of 2020. Increased Brazilian export volumes are a strong contributor to ton-mile demand, particularly for Capesize vessels.

Chinese steel production has also been impacted by recent developments in the domestic real estate sector as the Chinese government has tightened its lending policies and standards for real estate developers, impacting some of the more highly levered companies. Many analysts expect the Chinese government to increase public infrastructure spending to offset a potential decline in steel demand from the real estate sector. While Chinese steel production decreased by 2.4% in the third quarter of 2021 compared to the prior quarter, growth in steel production has accelerated globally. In the third quarter, ex-China growth in steel production was 4.4%. Global steel production is expected to increase by 5.8% in 2021.

Seaborne transportation of coal increased by 10.8% in the third quarter of 2021 compared to the prior quarter. Coking coal volumes decreased by 3.3% compared to the prior quarter, but increased by 11.9% compared to the third quarter of 2020, despite the continued ban of Australian coal imports to China. Much like with the iron ore trade, ongoing tensions between China and Australia has impacted China's coking coal sourcing, resulting in longer sailing volumes that benefit ton-mile demand.

Thermal coal volumes increased by 23.8% in the third quarter of 2021 compared to the same period in the prior year, as both China and India sought to replenish depleted inventories and mitigate the impact of widespread power shortages. In India, domestic power production failed to meet internal targets, and most power stations entered the monsoon season with shortages. While coal is not favoured by developed economies for power generation, it is a critical part of the energy mix for emerging economies and is the source of greater than 70% of total Chinese electricity output. According to Maritime Analytics, thermal coal demand is forecast to increase by 11.7% in 2021 before declining to a growth rate of between 2.2% and 2.5% in 2022 and 2023, a rate well above growth in recent years.

Transportation of essential agribulks, which represented 12.4% of total seaborne volumes in the third quarter of 2021, increased by 1.4% compared to the third quarter of 2020. Other minor bulks grew by 2.3% compared to the third quarter of 2020.

The global fleet of dry bulk vessels amounted to 938.3 million dwt at the end of the third quarter of 2021, absorbing a modest net increase of 8.4 million dwt in the quarter, compared to 7.2 million dwt in the third quarter of 2020. The orderbook as a percentage of the global fleet stood at 6.2% at quarter-end, the lowest level in 30 years.

Strategy and Outlook

Global growth forecasts remain strong, and albeit volatile, rates have remained at very profitable levels. Although challenges remain as various countries suffer through incremental waves of COVID-19 cases, the combination of healthy underlying demand growth and modest fleet growth is supportive of a positive market outlook for the coming years.

The International Monetary Fund ("IMF") forecasted in October global GDP to recover by 5.9% in 2021, a slight decrease from their prior forecast, and to grow by a further 4.9% in 2022 on the back of momentum in developed economies. GDP growth from emerging and developing Asian economies is projected to increase 7.2% in 2021 and 6.3% in 2022. A recent downward revision in the IMF's 2021 GDP growth forecasts was due in part to well-documented supply chain disruptions impacting developed economies as well as the continued effect of the pandemic in developing countries. Beyond 2022, the IMF forecasts that global GDP will grow at a healthy pace of 3.3% annually over the medium term.

We are monitoring developments related to the Chinese real estate industry, which accounts for approximately 30% of domestic steel demand, as well as the potential for stimulus-driven infrastructure projects to offset any decline in demand. Further, it is indicated that the Chinese government will seek to reduce industrial production activity as we are approaching the 2022 Winter Olympics, to reduce air pollution during the period. In the near-term, we have already secured coverage for above 30% of our available days for the first quarter of 2022 at profitable levels, going into a normally seasonally weaker period.

After growing by 4.3% in 2020 and 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 3.4% in 2021, 2.5% in 2022 and 2.8% in 2023. An orderbook at a 30-year low as a percentage of the operating fleet is highly supportive of expectations for moderate fleet growth. Since the start of 2021, only 23.8 million dwt of new Capesize and Panamax vessels, or approximately 4.0% of the global fleet as of the start of the year, have been ordered. Along with the increase in steel prices, the additional technical complexity of certain vessels has driven newbuilding prices sharply higher in 2021. The Company does not anticipate a dramatic surge in newbuilding orders given the recent sharp rise in newbuilding prices, scarcity of competitive financing, and, importantly, increased ordering of highly complex next-generation vessels in other shipping segments that have placed capacity limits on shipyards globally.

The Company's constructive market outlook is based on both the continuing recovery in global demand for dry bulk commodities, and equally importantly, powerful supply-side dynamics that have not been present for many years. A global recovery extending through 2022, coupled with modest fleet growth and fleet inefficiencies stemming from continued infrastructure constraints and the upcoming implementation of new emission regulations from IMO in 2023.

Throughout 2021, Golden Ocean has actively grown and renewed its fleet, disposing of several older vessels and acquiring or placing orders for 25 modern vessels. In addition to increasing the Company's cash generation potential by virtue of a larger fleet, our actions have ensured that Golden Ocean's fleet will remain highly competitive for years to come. With a best-in-class fleet focused exclusively on large vessel classes, Golden Ocean is very well-positioned to generate significant cash flow and create value for our shareholders. The Board of Directors remains committed to returning value to its shareholders through dividends and expects to deliver continued dividends as long as market strength persists. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, it is the Company's intent to distribute a significant portion of its earnings in line with the Company's current strong market expectations.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 24, 2021

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2020.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2021

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Operating revenues
Time charter revenues	188,764	127,198	71,873	394,282	158,123
Voyage charter revenues	198,618	148,047	113,135	425,841	279,517
Other revenues	236	457	574	1,250	1,595
Total operating revenues	387,618	275,702	185,582	821,373	439,235

Gain from disposal of vessels	4,860	—	—	4,860	—
Other operating income (expenses)	792	2,910	1,310	4,351	3,672

Operating expenses
Voyage expenses and commissions	81,734	62,955	43,935	183,922	151,640
Ship operating expenses	52,371	50,283	43,444	151,271	143,603
Charter hire expenses	31,240	33,152	20,444	78,312	49,682
Administrative expenses	4,602	4,605	3,103	13,322	9,699
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	—	—	4,187	—
Depreciation	33,299	30,248	27,631	90,345	83,712
Total operating expenses	203,246	181,243	138,556	521,359	532,569

Net operating income (loss)	190,024	97,369	48,336	309,225	(89,662)

Other income (expenses)
Interest income	76	79	110	330	896
Interest expense	(10,846)	(9,665)	(9,915)	(29,400)	(37,828)
Gain (loss) on derivatives	5,598	14,631	3,270	29,254	(20,127)
Equity results of associated companies	11,076	2,866	(2,334)	14,607	(4,897)
Other financial items	(569)	(755)	(366)	(533)	(11,303)
Net other (expenses) income	5,335	7,156	(9,235)	14,258	(73,259)
Net income (loss) before income taxes	195,359	104,525	39,101	323,483	(162,921)
Income tax expense (credit)	30	30	40	80	120
Net income (loss)	195,329	104,495	39,061	323,403	(163,041)

Per share information:
Earnings (loss) per share: basic	$0.97	$0.52	$0.27	$1.71	$(1.14)
Earnings (loss) per share: diluted	$0.97	$0.52	$0.27	$1.70	$(1.14)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	As of September 30, 2021	As of June 30, 2021	As of December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	242,369	154,655	153,093
Restricted cash	20,093	20,162	22,009
Other current assets	186,056	190,345	109,427
Total current assets	448,518	365,162	284,529
Vessels and equipment, net	2,923,058	2,964,677	2,267,686
Vessels held for sale	16,760	—	9,504
Newbuildings	—	—	—
Finance leases, right of use assets, net	102,302	106,069	113,480
Operating leases, right of use assets, net	18,356	19,550	22,739
Other long-term assets	39,622	27,218	23,129
Total assets	3,548,616	3,482,676	2,721,067

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	107,534	85,062	87,831
Current portion of long-term related party debt	—	27,058	—
Current portion of finance lease obligations	23,332	24,197	23,475
Current portion of operating lease obligations	15,107	16,173	16,783
Other current liabilities	136,362	151,759	113,586
Total current liabilities	282,335	304,249	241,675
Long-term debt	1,244,735	858,307	957,652
Long-term related party debt	—	386,542	—
Non-current portion of finance lease obligations	110,347	115,340	127,730
Non-current portion of operating lease obligations	16,036	18,400	25,254
Total liabilities	1,653,453	1,682,838	1,352,311
Equity	1,895,163	1,799,838	1,368,756
Total liabilities and equity	3,548,616	3,482,676	2,721,067

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net income (loss)	195,329	104,495	39,061	323,403	(163,041)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	33,299	30,248	27,631	90,345	83,712
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	—	—	4,187	—
Gain from sale of vessels	(4,860)	—	—	(4,860)	—
Dividends from associated companies	—	—	—	—	450
Equity results from associated companies	(11,076)	(2,866)	2,334	(14,607)	4,897
Amortization of time charter party out contracts	45	(68)	3,116	1,055	10,173
Mark to market value on derivatives	(2,797)	139	(3,156)	(13,205)	25,247
Other, net	(896)	(893)	(994)	(4,322)	8,072
Change in operating assets and liabilities	(8,559)	3,124	(9,917)	(40,754)	5,544
Net cash provided by operating activities	200,485	134,179	58,075	341,242	69,287

Investing activities
Additions to vessels and right of use assets	(802)	(223,642)	(354)	(289,744)	(24,163)
Additions to newbuildings	—	(72,843)	—	(116,445)	—
Proceeds from sale of vessels	—	8,148	—	17,652	—
Other investing activities, net	939	11	11	961	4,416
Net cash provided by (used in) investing activities	137	(288,326)	(343)	(387,576)	(19,747)

Financing activities
Repayment of long-term debt	(434,866)	(21,266)	(23,447)	(538,173)	(68,841)
Proceeds from long-term debt	435,000	62,975	—	497,975	18,000
Net proceeds from share distributions	62	—	—	636	—
Debt fees paid	(4,432)	—	—	(4,432)	—
Net proceeds from share issuance	—	16,885	—	352,225	—
Dividends paid	(100,218)	(50,104)	—	(150,322)	(7,164)
Lease incentives received	—	—	—	—	17,500
Repayment of finance leases	(8,523)	(8,071)	(7,541)	(24,215)	(41,453)
Net cash provided by (used in) financing activities	(112,977)	419	(30,988)	133,694	(81,958)
Net change	87,645	(153,728)	26,744	87,360	(32,418)
Cash, cash equivalents and restricted cash at start of period	174,817	328,545	104,082	175,102	163,244
Cash, cash equivalents and restricted cash at end of period	262,462	174,817	130,826	262,462	130,826

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $, except for share data)	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Number of shares outstanding
Balance at beginning of period	143,327,697	143,277,697
Shares issued	56,917,924	—
Distribution of treasury shares	190,000	—
Balance at end of period	200,435,621	143,277,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	2,846	—
Balance at end of period	10,061	7,215

Treasury shares
Balance at beginning of period	(5,386)	(5,669)
Share distribution	1,077	—
Balance at end of period	(4,309)	(5,669)

Additional paid in capital
Balance at beginning of period	979	715
Shares issued	349,379	—
Stock option expense	467	133
Transfer to contributed surplus	(350,671)	—
Balance at end of period	154	848

Contributed capital surplus
Balance at beginning of period	1,732,670	1,739,834
Distributions to shareholders	(150,322)	(7,164)
Transfer to contributed surplus	350,671	—
Balance at end of period	1,933,019	1,732,670

Accumulated deficit
Balance at beginning of period	(366,722)	(228,704)
Distribution treasury shares	(443)	—
Adjustment on adoption of ASC 326 and other	—	(234)
Net income (loss)	323,403	(163,041)
Balance at end of period	(43,762)	(391,979)

Total equity	1,895,163	1,343,085

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. Earnings per share

Basic earnings per share amounts for the three and nine months ended September 30, 2021 are based on the weighted average number of shares outstanding of 200,421,708 and 189,631,522, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of September 30, 2021, total outstanding share options were 1,100,000, which for the three and nine months ended September 30, 2021 were dilutive under the treasury stock method by 534,851 and 451,066 shares respectively.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 had a carrying value of $0.8 million as of September 30, 2021. Operating revenues and net income in the nine months ended September 30, 2021, have been reduced by $3.3 million, as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net and vessels held for sale

In February 2021, the Company entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million (the "Vessel Acquisitions") from affiliates of Hemen Holding Ltd., the Company’s largest shareholder ("Hemen"). The Vessel Acquisitions have been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Company took delivery of all vessels and newbuildings in the first six months of 2021.

In aggregate the Company capitalized $757.4 million under vessel and equipment related to the 15 vessels and three newbuildings, which includes $752 million described above and adjustments to acquisition price of the vessels and newbuildings as described below in the total amount of $5.4 million.

In connection with the Vessel Acquisitions, the Company acquired certain unfavorable time charter-out contracts. The contracts were valued to net $2.2 million, which was recorded as an adjustment to acquisition price of the vessels.

With reference to Note 6, "Newbuildings", the Company paid $2.1 million for newbuilding technical supervision and other costs not included in the original purchase price.

In April 2021, the Company finalized the sale of the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. In the nine months ended September 30, 2021, the Company recorded an impairment loss of $4.2 million related to the sale.

In September 2021, the Company entered into an agreement to sell the Golden Opportunity, a Panamax vessel, to an unrelated third party for $17.2 million. The Company recorded a gain from sale of $4.9 million related to the sale of the vessel in the third quarter of 2021. As of September 30, 2021, the vessel was classified as held for sale.  The vessel was delivered to her new owner and a final payment was received in November 2021.

With reference to Note 13 "Subsequent events", in October 2021, the Company entered into an agreement to sell the Golden Endurer, a Panamax vessel, to an unrelated third party for $20.0 million.

6. Newbuildings

As part of the Vessel Acquisitions the Company acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts (Golden Spray, Golden Fast and Golden Furious). Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments. The original purchase price as per purchase agreements amounted to $114.5 million. The consideration of $44.2 million included a $0.6 million in working capital payment which was recorded as ‘Other assets’. Final payments to the shipyards for all three newbuildings net of liquidated damages amounted to $68.4 million. In order to make a final settlement with the shipyards, the Company made a cash draw down on the $413.6 million Sterna facility of $63.0 million which equaled 55% of the original purchase price for the three newbuildings. In total, liquidated damages for late delivery of newbuildings of $2.2 million received from the shipyards were reimbursed to Hemen. In addition, the Company paid $2.1 million for newbuilding technical supervision costs and other costs. The total newbuilding balance of $116.4 million was transferred to Vessel and Equipment upon delivery of newbuildings. There is no remaining newbuildings balance as of September 30, 2021.

In September 2021, the Company entered into an agreement for the construction of three high-specification latest generation 85,000 dwt ECO-type Kamsarmax vessel. As of September 30, 2021 there have been no payments made for these contracts. Please refer to note 12, ''Commitment and contingencies'' for description of outstanding contractual commitments.

7. Leases

As of September 30, 2021, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) ("SFL"), a related party, were classified as finance leases. For the nine months ended September 30, 2021, the Company made a total repayment of $24.2 million to SFL in connection with these leases.

8. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) ("Eneti"). Eneti was, until February 2021, named Scorpio Bulkers Inc., and was engaged in dry bulk shipping. In the third quarter of 2021, the Company recognized a loss of $0.4 million based on the development of Eneti's share price. The mark to market loss is reported under other financial items in the Company's condensed consolidated statements of operations.

The Company has an equity investment of 17.5% of the shares in SwissMarine, a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $30.8 million as of September 30, 2021. For the three months ended September 30, 2021, the Company recorded equity in earnings of SwissMarine of $11.3 million. The Company has a five-year subordinated shareholder loan to SwissMarine with an outstanding amount of $5.35 million as of September 30, 2021.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd, a bunkering procurement joint venture company between Golden Ocean, Frontline Ltd and Trafigura Pte Ltd. The Company accounts for this investment under the equity method and the book value of the investment was written down to zero as of September 30, 2021. The Company has also provided a shareholder loan of $0.9 million to TFG Marine with a five-year term, maturing in 2024.

9. Long-term debt

As of September 30, 2021, the Company’s book value and outstanding principal of long-term debt was $1,352.3 million and $1,364.5 million, respectively. The current portion of long-term debt was $107.5 million.

In March 2021, the Company entered into $413.6 million loan agreement with Sterna Finance Ltd., a related party, (“Sterna Facility”) to finance the debt portion of the Vessel Acquisitions. The debt was fully refinanced during the period with the new $175.0 million and $260.0 million financings, as described below.

In August 2021, the Company signed a $175.0 million credit facility financing six Newcastlemax vessels, previously financed under the $413.6 million Sterna facility. The new facility has a five-year tenor and 19- year age adjusted repayment profile and carries an interest rate of LIBOR plus a margin of 190 basis points. The facility includes a $50 million revolving credit tranche. The facility was closed in August 2021, thereby $170.0 million was used to repay the Sterna Facility.

In August 2021, the Company signed a sale-and-leaseback agreement in an amount of $260.0 million refinancing the remaining 12 ships financed in the Sterna Facility. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 200 basis points, has straight line amortization profile of 21 years and includes purchase options throughout the term, with a purchase obligation at maturity. The facility was closed in September, thereby fully refinancing the remaining balance of the Sterna Facility.

10. Share capital

As of September 30, 2021, the Company had 201,190,621 issued and 200,435,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 755,000 shares in treasury.

In February 2021, the Company completed a private placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the private placement after deduction of legal and other placement related costs amounted to $335.3 million.

In May 2021, the Company completed subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million). Net proceeds from the subsequent offering after deduction of legal and other placement related costs amounted to $16.9 million.

In May 2021, at our Annual General Meeting, the shareholders approved a reduction of Additional Paid in Capital, and as such $350.7 million was transferred from Additional Paid in Capital to Contributed Surplus.

In the third quarter ended September 30, 2021, the Company paid an aggregate of $100.2 million in dividends related to the second quarter of 2021 to our shareholders, or $0.50 per share.

11. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 7, ''Leases'', the Company leased eight vessels from SFL during the third quarter of 2021.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 5, ''Vessels and equipment, net and vessels held for sale'', in February 2021, the Company entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen, a related party.

With reference to Note 9, ''Long-term debt'', the Company entered into $413.6 million loan agreement with Sterna Finance Ltd. to finance the debt portion of the Vessel Acquisitions. The loan was fully refinanced during the period and there was no outstanding balance as of September 30, 2021.

With reference to Note 8, ''Equity securities'', as of September 30, 2021, the Company has an outstanding subordinated shareholder loan with SwissMarine of $5.35 million and an outstanding shareholder loan with TFG Marine of $0.9 million.

The Company has under the agreement with TFG Marine incurred costs of $130.1 million in relation to bunker procurement in the nine months ended September 30, 2021. As of September 30, 2021, amounts payable to TFG Marine amounted to $19.8 million.

12. Commitment and contingencies

As of September 30, 2021, the Company had three vessels under construction and outstanding contractual commitments of $100.2 million due between the third quarter of 2021 and first quarter of 2024. With reference to Note 13, ''Subsequent events'', $15.2 million were paid in October 2021.

With reference to Note 8, ''Equity securities'', the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG Marine. As of September 30, 2021, there is no exposure under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of September 30, 2021.

13. Subsequent events

In October 2021, the Company entered into an agreement to sell the Golden Endurer, a Panamax vessel, to an unrelated third party for $20.0 million. The Company recorded a gain from sale of vessel of $5.0 million in the fourth quarter of 2021. The vessel was delivered to her new owner in November 2021, upon which final payment was received and $8.1 million in debt was repaid.

In November 2021, Golden Opportunity was delivered to her new owner, debt relating to the vessel of $6.2 million was repaid and payment of $17.2 million received.

In October 2021, the Company entered into agreement to construct four Kamsarmax vessels. The contract price of $137.6 million is payable in several installments between the fourth quarter of 2021 and the fourth quarter of 2023. In November 2021, the Company paid first installments of $20.9 million.

In October 2021, the Company paid first installments of $15.2 million for the three Kamsarmax newbuilding contracts entered into in September 2021. After these payments, remaining contractual commitments for the three vessels under construction are $85.0 million.

On November 24, 2021, the Company's Board of Directors announced a cash dividend to the Company's shareholders of $0.85 per share in respect of the third quarter of 2021. The record date for the dividend will be December 9, 2021. The ex-dividend date is expected to be December 8, 2021 and the dividend is payable on or about December 16, 2021.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $)	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net income (loss)	195,329	104,495	39,061	323,403	(163,041)
Interest income	(76)	(79)	(110)	(330)	(896)
Interest expense	10,846	9,665	9,915	29,400	37,828
Income tax expense	30	30	40	80	120
Depreciation	33,299	30,248	27,631	90,345	83,712
Amortization of time charter party out contracts	45	(68)	3,116	1,055	10,173
Earnings before Interest Taxes Depreciation and Amortization	239,473	144,290	79,653	443,953	(32,104)
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	—	—	4,187	—
Gain from sale of vessels	(4,860)	—	—	(4,860)	—
(Gain) loss on derivatives	(5,598)	(14,631)	(3,270)	(29,254)	20,127
Other financial items	637	799	359	673	10,967
Adjusted Earnings before Interest Taxes Depreciation and Amortization	229,652	130,459	76,742	414,699	93,223

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Total operating revenues	387,618	275,702	185,582	821,373	439,235
Add: Amortization of time charter party out contracts	45	(68)	3,116	1,055	10,173
Add: Other operating income (expenses)	792	2,910	1,310	4,351	3,672
Less: Other revenues*	236	457	574	1,250	1,595
Net time and voyage charter revenues	388,219	278,087	189,434	825,529	451,485
Less: Voyage expenses & commission	81,734	62,955	43,935	183,922	151,640
Time charter equivalent income	306,485	215,132	145,499	641,607	299,845

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

in thousands of $, except for TCE rate and days)	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
TCE Income Capesize vessels	203,449	144,862	94,571	424,207	184,739
TCE Income Panamax vessels and Ultramax vessels	103,036	70,270	50,928	217,401	115,106
Total Time charter equivalent income	306,485	215,132	145,499	641,608	299,845

in days
Fleet onhire days Capesize vessels	5,334	4,932	4,546	14,835	13,068
Fleet onhire days Panamax and Ultramax vessels	4,166	3,701	3,578	10,851	10,635
Total Fleet onhire days	9,500	8,633	8,123	25,686	23,703
in $ per day
TCE per day Capesize vessels	38,142	29,372	20,803	28,595	14,137
TCE per day Panamax and Ultramax vessels	24,733	18,987	14,234	20,035	10,823
Time charter equivalent rate	32,262	24,920	17,912	24,979	12,650